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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of January 2004
                      ------------

                        Woori Finance Holdings Co., Ltd.
                        --------------------------------

                 (Translation of registrant's name into English)

                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X           Form 40-F
                              -----                   ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                     No   X
                        -----                  -----

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                Consummation of the Basic Agreement regarding the

                      Merger of Woori Card into Woori Bank

The Board of Directors of Woori Finance Holdings Co., Ltd. passed a resolution to consummate a "Basic Agreement" regarding the transfer of Kwangju Bank's card business, which was previously transferred to Woori Card, into Kwangju Bank and the merger of remaining Woori Card assets/liabilities and management rights to Woori Bank.

Key Details of Basic Agreement
------------------------------

1. Transfer to Kwangju Bank

   - Merger method : The asset/liability transfer amount to be transferred to Kwangju Bank will be equivalent to the original transfer amount
   - Date of merger : Merger will take place on March 29, 2004 assuming approvals from respective regulatory authorities have been obtained

2. Merger relating to Woori Bank

   -    Merger method : Woori Card will be wholly merged into Woori Bank
   - Date of merger : Merger will take place on March 31, 2004 assuming approvals from respective regulatory authorities have been obtained

3. Board of Directors Resolution Date : January 13, 2004

   - The Board of Directors of Woori Bank, Woori Card and Kwangju Bank passed a resolution to consummate respective "Basic Agreements" regarding the aforementioned merger transactions on January 14, 2004.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Woori Finance Holdings Co., Ltd.
                                            -----------------------------------
                                            (Registrant)




Date: January 14, 2004                      By: /s/  Won Gihl Sohn
                                            -----------------------------------
                                            (Signature)

                                            Name:  Won Gihl Sohn
                                            Title: Managing Director